May 28, 2019

Christina Fettig
Senior Staff Accountant
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mundoval Funds, File Nos. 333-116723 and 811-21596

Dear Ms. Fettig:

     On April 29, 2019 you provided verbal comments to me with respect to certain filings for Mundoval Funds (the “Registrant”) as described below. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Please provide the correct Investment Company Act registration number for the registrant in future N-CSR filings.

Response. The requested change will be made in future N-CSR filings.

Comment 2. The staff notes that independent trustee fees being paid by the adviser under the unitary fee arrangement. Please supplementally explain why it is appropriate for the adviser to pay these fees.

Response. The Registrant notes that, under the unitary fee arrangement, the adviser is effectively being paid a single fee for its investment advice and for it to pay, as agent for the Funds, fees to service providers and independent trustees. The simple fact that the fees for the independent trustees are being paid by the adviser does not affect their independence because the fees for the independent trustees are originating from the Funds for services provided to the Funds, the independent trustees determine their own compensation and the independent trustees are not contractors or employees of the adviser. An independent trustee’s receipt of payment from the adviser therefore does not make the trustee an “affiliate” (as such term is defined under Section 2(a)(3 of the 1940 Act) of the adviser or otherwise give the trustee an interest in or relationship with the adviser that would make the trustee an “interested person” of the adviser under Section 2(a)(19) of the 1940 Act or that would be disclosable under Item 17 of Form N-1A.

Comment 3. Please confirm that the adviser is current on any such payments that are payable under the unitary fee.

Response. The Registrant confirms that the adviser is current on all such payments that are payable under the unitary fee.

Comment 4. With respect to the Form N-CEN for the Registrant filed March 12, 2019, please confirm whether the response to Item B.23 is accurate. If not, please file a revised N-CEN.

May 1, 2019

Response. After clarification form the Staff we believe the answer should be amended and will file a N-CEN/A.

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     If you have any questions or additional comments, please call the undersigned at (614) 469-3353.

Sincerely, /s/ Andrew Davalla Andrew Davalla